October 6, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

RE: TRINITY BIOTECH PLC
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
FILED MARCH 31, 2006-10-05
FILE NO. 000-22320

Dear Mr. Rosenberg,

I am responding to your letter dated September 21, 2006. With respect to each of your queries I have included the query as contained in your letter and given our response directly below.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 18

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 19

     1. CONSISTENT WITH SECTION V OF FINANCIAL REPORTING RELEASE 72, PLEASE PROVIDE US THE FOLLOWING INFORMATION, IN DISCLOSURE FORMAT ABOUT EACH OF THE ESTIMATES YOU HAVE DISCUSSED:

          o THE AMOUNT OF THE CHANGE IN EACH ESTIMATE AND ITS EFFECT ON THE REVENUE RECOGNIZED AND/OR PROFIT BEFORE TAX FOR EACH PERIOD PRESENTED OR, THAT CHANGES IN THE ESTIMATE HAVE NOT BEEN MATERIAL; AND,
          o THE EFFECT OF A REASONABLY LIKELY CHANGE IN EACH ESTIMATE AS OF THE LATEST BALANCE SHEET DATE ON REVENUE AND/OR PROFIT BEFORE TAX.

TRINITY BIOTECH PLC RESPONSE

MANAGEMENT OF TRINITY BIOTECH PLC PROPOSES TO AMEND PROSPECTIVELY ITS DISCLOSURES IN ITS 2006 FORM 20-F. WE HAVE INCLUDED OUR PROPOSED REVISED DISCLOSURES BELOW:

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to intangible assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the critical accounting policies described below reflect our more significant judgements and estimates used in the preparation of our consolidated financial statements.

Research and development expenditure
Under IFRS as adopted by the EU, we write-off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts. Under US GAAP all research and development expenditure is written off to the income statement as incurred. The impact of this treatment is reflected in the reconciliation between IFRS, as adopted by the EU, and US GAAP contained in
Item 18, note 35 to the consolidated financial statements.

Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed. During 2004 and 2005 there were no changes in the assumptions regarding the degree of regulatory approval for any of the projects being undertaken. The Company did make changes to the estimates used to determine the future commercial success of the projects in the normal course of business by including updated revenue estimates. However, these changes in revenue estimates did not result in changes in the carrying value of any of the development costs capitalised during or prior to 2005. At December 31, 2005 the carrying value of capitalised development costs was US$11,853,000 compared with US$6,967,000 at December 31, 2004. The increase in 2005 was attributable to development costs of US$4,916,000 being capitalised during 2005, the acquisition of US$400,000 of in-process development costs as part of the Primus acquisition, partially offset by foreign exchange movements of US$80,000 and amortisation of US$350,000. Given the expected cash flows that will result from the successful conclusion of the Company's on-going development projects when compared to their respective carrying values, any reasonably possible change in estimate would not result in a change to these carrying values. In the event that any of the projects cannot be completed this would result in a write off of the balance in question. The projects which are currently in progress have a range of carrying values up to US$1,942,000.

Impairment of intangible assets and goodwill
Definite lived intangible assets are reviewed for indicators of impairment annually while goodwill and indefinite lived assets are tested for impairment annually, individually or at the cash generating unit level.

Factors considered important, as part of an impairment review, include the following:

     o Significant underperformance relative to expected historical or projected future operating results;
     o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
     o    Obsolescence of products;
     o Significant decline in our stock price for a sustained period; and our market capitalisation relative to net book value.

When we determine that the carrying value of intangibles, non-current assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future. As part of the impairment review for 2004 and 2005, updated estimates of cash flows from sales were employed based on the latest sales and forecast information available. These revised estimates did not result in any impairment of intangible assets, non-current assets or related goodwill. In the event that there was a 10% variation in the assumed level of future growth in cashflows from sales, which would represent a reasonably likely range of outcomes, no impairment of assets would occur in any of the Company's cash generating units at December 31, 2004 and December 31, 2005. Similarly if there was a 10% variation in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, no impairment of assets would occur at December 31, 2004 and December 31, 2005.

Allowance for slow-moving and obsolete inventory
We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write-off any inventory that is approaching its "use-by" date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2004 or 2005 which would have an impact on the carrying values of inventory during those periods.

At December 31, 2005 our allowance for slow moving and obsolete inventory was US$3,654,000 which represents approximately 9.1% of gross inventory value. This compares with US$4,264,000, or approximately 10.2% of gross inventory value, at December 31, 2004. The change in the estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory was due to the assessment of the particular inventory on hand at each balance sheet date with particular reference to the expiry dating of the inventory in question. In the event that this estimate was to increase or decrease by 2%, of gross inventory which would represent a reasonably likely range of outcomes, then a change in allowance of US$802,000 at December 31, 2005 (2004: US$836,000) would result.

Allowance for impairment of receivables
We make judgements as to our ability to collect outstanding receivables and where necessary make allowances for impairment. Such impairments are made based upon a specific review of all significant outstanding receivables. In determining the allowance, we analyse our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for impairment of receivables does not reflect the future ability to collect outstanding receivables, additional allowances for impairment of receivables may be needed and the future results of operations could be materially affected. Given the specific manner in which the allowance is calculated, there were no material changes in estimates made during 2004 or 2005 which would have an impact on the carrying values of receivables in these periods.

As disclosed in Schedule II the allowance for impairment of receivables at December 31, 2005 was US$587,000 which represents approximately 0.6% of Group revenues. This compares with US$462,000 at December 31, 2004 which also represents approximately 0.6% of Group revenues. In the event that this estimate was to increase or decrease by 0.4% of Group revenues, which would represent a reasonably likely range of outcomes, then a change in the allowance of US$394,000 at December 31, 2005 (2004: US$320,000) would result.

Accounting for income taxes
Significant judgement is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and profit in the period in which such determination is made. Deferred tax assets and liabilities are determined using enacted or substantially enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.

While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing whether deferred tax assets can be recognised, there is no assurance that these deferred tax assets may not be realisable. The extent to which deferred tax assets which are recognised are not realisable could have a material adverse impact on our income tax provision and net income in the period in which such determination is made. In addition, we operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management's opinion, adequate provisions for income taxes have been made.

Note 12 to the financial statements outlines the basis for the deferred tax assets and liabilities and Schedule II includes a movement on the valuation allowances for income taxes during the period. There were no material changes in estimates used to calculate the income tax expense provision during 2004 or 2005.

Warranty provision
We make judgements as to the extent to which we have to replace products which are returned by customers due to quality issues. In determining the level of provision required for such returns we consider our historical experience of customers returning products. If our historical experience does / does not reflect future levels of returned products then the level of provision is increased / released as appropriate. Given that our historic experience in replacing products has been infrequent and immaterial the level of warranty provision required at December 31, 2004 and December 31, 2005 was also determined to be immaterial. Management believes that any reasonably likely level of returns in the future will still result in an immaterial provision being required. However, this assessment is largely based on historic levels of returns, which management cannot guarantee will continue to be the case and hence in the future there may be a requirement for an increased level of provision which could have material impact on the net assets of the Company. There were no material changes in estimates of future levels of returns made during 2004 or 2005.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 27

WORKING CAPITAL, PAGE 28

2. PLEASE PROVIDE US, IN DISCLOSURE TYPE FORMAT, A MORE PROSPECTIVE AND ROBUST DISCUSSION OF KNOWN DEMANDS, COMMITMENTS, TRENDS AND UNCERTAINTIES ON YOUR LIQUIDITY AND THE EXPECTED MIX AND COST OF YOUR CAPITAL RESOURCES. EXPLAIN FLUCTUATIONS IN CASH FLOWS FROM OPERATIONS AS REPORTED ON THE CASH FLOW STATEMENT.

TRINITY BIOTECH PLC RESPONSE:

MANAGEMENT OF TRINITY BIOTECH PLC PROPOSES TO AMEND PROSPECTIVELY ITS DISCLOSURES IN ITS 2006 FORM 20-F. WE HAVE INCLUDED OUR PROPOSED REVISED DISCLOSURES BELOW:

WORKING CAPITAL
In the Company's opinion the Company's existing cash position and cash generated from operations will be sufficient to support its existing operations for at least the next 12 months. The amount of cash generated from operations will depend on a number of factors which include the following:
     o The ability of the Company to continue to generate revenue growth from its existing product lines;
     o The ability of the Company to generate revenues from new products following the successful completion of its development projects;
     o The extent to which capital expenditure is incurred on additional property plant and equipment;
     o The level of investment required to undertake both new and existing development projects;
     o    Successful  working  capital  management  in the  context of a growing
          Company.
The Company expects that the cashflows that the business will generate will be sufficient to repay the debt obligations which were outstanding at December 31, 2005. These obligations include the repayment of the remaining convertible debentures, bank loans and finance leases. The timing of these repayment obligations and the expected maturity dates are set out in more detail in Item
11. However, if the assumptions underlying such expectations change, the Company may be required to raise additional capital to meet its cash requirements.

In the event that the Company makes any further acquisitions we believe that the Company may be required to obtain additional debt and/or equity funding. The exact timing and amount of such funding will depend on the Company's ability to identify and secure acquisition targets which fit with the Company's growth strategy and core competencies. It is anticipated that some or all of the costs of such acquisitions may be met from debt funding. The cost of such funding will depend on prevailing interest rates at the time and the size and nature of the funding being provided. The extent of future equity requirements will depend on the size of any acquisitions and the availability and/or the cost of debt funding.

CASH MANAGEMENT
As at December 31, 2005, Trinity Biotech's consolidated cash and cash equivalents, excluding restricted cash were US$9,881,000. This compares to cash and cash equivalents, excluding restricted cash of US$15,139,000 at December 31, 2004.

Cash generated from operations for the year ended December 31, 2005 amounted to US$10,602,000 (2004: US$2,789,000). These cash flows were primarily generated by profit before interest and taxation of US$6,622,000 (2004: US$6,187,000), as adjusted for non cash items of US$6,014,000 (2004: US$3,457,000) less cash outflows due to changes in working capital of US$2,034,000 (2004: US$6,855,000). The non cash charges primarily relate to stock compensation, depreciation and amortisation.

The net cash outflows in 2005 due to changes in working capital of US$2,034,000 are due to the following:
     o An increase in accounts receivable by US$8,034,000 due to increased Group revenues arising from both continuing activities and acquisitions in 2005.
     o An increase in trade and other payables by US$4,689,000 due to the combination of increased activity including the impact of the acquisitions undertaken during the year.
     o A decrease in inventory by US$1,311,000 due to lower inventory levels being achieved through revisions in the Company's inventory holding policies.

Net interest paid amounted to US$601,000 (2004: US$640,000). This consisted of interest paid of US$972,000 (2004: US$931,000) on the Company's interest bearing debt including bank loans, convertible debentures and finance leases and was partially offset by interest received of US$371,000 (2004: US$291,000) on the Company's cash deposits.

Net cash outflows from investing activities for the year ended December 31, 2005 amounted to US$24,398,000 (2004: US$15,632,000) which were principally made up as follows:
     o Payments for acquisitions in 2005 (US$13,129,000) principally consisting of payments for the acquisition of the assets of Research Diagnostics Inc. of US$4,305,000 (including acquisition expenses) and payments for the acquisition of Primus Corporation of US$8,798,000 (including acquisition expenses). Payments for acquisitions in 2004 of US$19,090,000 consisted of payments for the acquisition of the trade, assets and certain liabilities of Adaltis Inc of US$2,964,000 (including acquisition costs) and payments for the acquisition of Fitzgerald Industries International Inc of US$16,126,000 (including acquisition expenses).
     o    Payments  to  acquire   intangible   assets  of  US$5,509,000   (2004:
          US$3,601,000), which principally related to development expenditure capitalised as part of the Company's on-going product development activities.
     o    Acquisition of property,  plant and equipment of  US$4,039,000  (2004:
          US$3,824,000) incurred as part of the Company's investment programme for its manufacturing and distribution activities.
     o Movements in financial fixed assets, which resulted in a cash outflow of US$1,852,000 in 2005, was due to an increase in the level of cash deposits (restricted cash) which the Company agreed to keep with its lending banks in accordance with the terms of its borrowing covenants. At January 1, 2004, the Group was required to keep US$18,000,000 on deposit as restricted cash with its lending banks. This restriction was reduced to US$7,148,000 at December 31, 2004, resulting in a cash inflow from investing activities of US$10,852,000 in 2004.

Net cash provided by financing activities for the year ended December 31, 2005 amounted to US$9,679,000. The Company received US$9,000,000 as part of an amendment to it current loan facilities to fund the Primus acquisition and raised US$4,755,000 from issuing share capital. These inflows were offset by the repayment of convertible debt by cash in 2005 of US$1,822,000, repayments of debt and other liabilities of US$1,865,000, expenses paid in connection with share issues and debt financing of US$195,000 and net repayments on finance lease obligations of US$194,000.

Net cash provided by financing activities for the year ended December 31, 2004 amounted to US$27,492,000. The Company raised US$31,708,000 net from issuing share capital, mainly attributable to the completion of a private placement of `A' Ordinary shares in January 2004 with the remainder arising on the issue of warrants and the exercise of stock options by employees. The Company also raised an additional US$5,000,000 through the placement of convertible debentures which are repayable on a quarterly basis from October 1, 2004. These inflows were offset by expenses paid in connection with share issues and debt financing of US$2,238,000, the repayment of convertible debt by cash in 2004 of US$1,822,000, repayments of existing debt and other liabilities of US$4,889,000 and repayments on finance lease obligations of US$267,000.

The majority of the Group's activities are conducted in US Dollars. The primary foreign exchange risk arises from the fluctuating value of the Group's euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the euro. Arising from this, the Group pursues a treasury policy which aims to sell US Dollars forward to match a portion of its uncovered euro expenses at exchange rates lower than budgeted exchange rates. These forward contracts are cashflow hedging instruments whose objective is to cover a portion of these euro forecasted transactions. The Company expects that its forward contracts as at December 31, 2005 will have a positive impact on the cashflows of the business. At December 31, 2005 forward contracts with a carrying value of (US$44,000) (2004: US$NIL) had a fair value of (US$44,000) (2004: US$418,000).

As at December 31, 2005, year end borrowings were US$27,128,000 and cash and cash equivalents was US$9,881,000 (US$18,881,000 inclusive of restricted cash). For a more comprehensive discussion of the Company's level of borrowings at the end of 2005, the maturity profile of the borrowings, the Company's use of financial instruments, its currency and interest rate structure and its funding and treasury policies please refer to Item 11 "Qualitative and Quantitative Disclosures about Market Risk".



As part of its response to your letter Trinity Biotech plc acknowledges the following:
     o Trinity Biotech plc is responsible for the adequacy and accuracy of the disclosure in this filing;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o Trinity Biotech plc may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Subject to your satisfaction with my responses to your queries as outlined in this letter it is our intention that all future filings of the Form 20-F will include similar information, commencing with the Company's Form 20-F for the fiscal year ended December 31, 2006.

In the event that you have any queries please contact me or my colleague Kevin Tansley at +353 1 2769800.

YOURS SINCERELY

/s/Rory Nealon
RORY NEALON
CHIEF FINANCIAL OFFICER
TRINITY BIOTECH PLC.